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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

American Vantage Companies
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
03037B106
(CUSIP Number)
Stanley E. Maron
1250 Fourth Street
Santa Monica, CA 90401
(310) 570-4900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03037B106	Page	2	of	25

1	NAMES OF REPORTING PERSONS: ROUND RIDGE LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		17,342 shares (consisting warrants to purchase 17,342 shares)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,342 shares (consisting warrants to purchase 17,342 shares)

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,342 shares (consisting warrants to purchase 17,342 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	03037B106	Page	3	of	25

1	NAMES OF REPORTING PERSONS: MICHAEL R. MILKEN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,342 (consisting of warrants to purchase 17,342 shares)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

17,342 (consisting of warrants to purchase 17,342 shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,342 (consisting of warrants to purchase 17,342 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	03037B106	Page	4	of	25

1	NAMES OF REPORTING PERSONS: KREST LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	03037B106	Page	5	of	25

1	NAMES OF REPORTING PERSONS: WHITE ROCK PARTNERS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	03037B106	Page	6	of	25

1	NAMES OF REPORTING PERSONS: ET HOLDINGS, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	03037B106	Page	7	of	25

1	NAMES OF REPORTING PERSONS: HAMPSTEAD ASSOCIATES, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	03037B106	Page	8	of	25

1	NAMES OF REPORTING PERSONS: RIDGEVIEW ASSOCIATES, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	03037B106	Page	9	of	25

1	NAMES OF REPORTING PERSONS: LOWELL J. MILKEN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,342 (consisting of warrants to purchase 17,342 shares)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

17,342 (consisting of warrants to purchase 17,342 shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,342 (consisting of warrants to purchase 17,342 shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

          This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relating to American Vantage Companies, a Nevada corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2003, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Commission on January 10, 2005. This Schedule 13D was filed with respect to the shares of Common Stock of the Company (the “Shares”).
          This Schedule 13D initially was filed by YaYa, LLC (“YaYa”), Jeremy Milken, Seth Gerson, White Rock Partners (“White Rock”), Knowledge Net Holdings LLC, Knowledge Enterprises, Inc., Knowledge Universe, Inc., Knowledge Universe II LLC, Knowledge Universe, L.L.C., ET Holdings, L.L.C. (“ET Holdings”), ET Consolidated, L.L.C. (“ET Consolidated”), Hampstead Associates, L.L.C. (“Hampstead”), Mollusk Holdings, L.L.C., Cephalopod Corporation, Lawrence Investments, L.L.C., Lawrence J. Ellison, Ridgeview Associates, LLC (“Ridgeview”), Michael R. Milken and Lowell J. Milken (collectively, the “Original Reporting Persons”).
          Amendment No. 1 was filed by YaYa, White Rock, ET Holdings, Krest LLC (“Krest”), Hampstead, Ridgeview, Michael R. Milken and Lowell R. Milken (collectively, the “Amendment No. 1 Reporting Persons”) to report that on December 31, 2004, YaYa was dissolved and the Shares previously held by YaYa were distributed to its creditors, including White Rock and Krest. In connection with such dissolution, YaYa also distributed Shares to other creditors, including Blueridge Associates, LLC (“Blueridge”), and Pinecrest Associates, LLC (“Pinecrest”), two entities which were affiliated with the Amendment No. 1 Reporting Persons. As a result of such dissolution, YaYa and, except as set forth in Amendment No. 1, the Original Reporting Persons, ceased to beneficially own any Shares.
          Subsequent to the filing of Amendment No. 1, White Rock, Krest, Blueridge and Pinecrest distributed the Shares held directly by those entities pro rata to their members and partners. In connection with such distributions, Michael R. Milken, entities that are controlled by Michael R. Milken, Lowell J. Milken and/or entities controlled by irrevocable trusts for the benefit of the children of Lowell J. Milken received Shares (the “Distributed Shares”). On June 1, 2007, the Distributed Shares were contributed to Round Ridge, LLC in exchange for pro rata interests in Round Ridge LLC, a Delaware limited liability company (“Round Ridge”). Round Ridge is now a “Reporting Person.”
          Capitalized terms used and not defined herein have the same meanings as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.
Item 2. Identity and Background
          The information in Item 2 is hereby amended and supplemented by adding the following thereto:
          Round Ridge is a Delaware limited liability company. The principal business of Round Ridge is to hold and dispose of the Shares and warrants to purchase Shares (“Warrants”). The address of the principal business and principal office of Round Ridge is 1250 Fourth Street, Santa Monica, California 90401. Michael R. Milken and Lowell J. Milken are the managers of Round Ridge.

          During the last five years, Round Ridge has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Round Ridge was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          The information in this Item 3 is amended and supplemented by adding the following thereto:
     The information set forth in Item 5 below is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
          The information in this Item 5 is amended and supplemented by adding the following thereto:
          In connection with the dissolution of YaYa, on December 31, 2004, 824,811 Shares held by YaYa were distributed to its creditors, including 55,236 Shares to White Rock, 64,793 Shares to Pinecrest, 281,269 Shares to Krest, and 324,178 Shares to Blueridge. As of December 31, 2004, Pinecrest, Blueridge and Krest also held Warrants to purchase 9,000, 44,000 and 104,640 Shares, respectively. In addition, as of December 31, 2004, an entity controlled by Michael R. Milken held Warrants to purchase 42,438 Shares and an entity controlled by Lowell J. Milken held Warrants to purchase 17,342 Shares.
          In September 2005, Krest made a pro rata distribution of all of the Shares and Warrants previously held by it to its members, including 144,774 Shares and Warrants to purchase 53,860 Shares to ET Holdings and 4,988 Shares and Warrants to purchase 1,856 Shares to Michael R. Milken. On December 30, 2005, ET Holdings and Michael R. Milken sold such Warrants for aggregate sale prices of $10.00 and $1.00, respectively. ET Consolidated is the manager and a member of ET Holdings, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by ET Holdings. Hampstead is the manager and a member of ET Consolidated, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by ET Consolidated. Ridgeview is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by Hampstead. Michael R. Milken and Lowell J. Milken may each be deemed to be a controlling person of Ridgeview and in such capacities they may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by Ridgeview.
          In December 2005, White Rock was dissolved and the Shares previously held by it were distributed to its members, resulting in 38,428 Shares previously held by White Rock being held by an entity controlled by Michael R. Milken and 15,703 Shares previously held by White Rock being held by an entity controlled by irrevocable trusts for the benefit of the children of Lowell J. Milken. Michael R. Milken and Lowell J. Milken disclaim beneficial ownership of any Shares beneficially owned by such trusts. Also in December 2005, Pinecrest and Blueridge sold Warrants to purchase 9,000 and 44,000 Shares, respectively, for aggregate sales prices of $10.00 and $10.00, respectively.
          In February 2006, Pinecrest dissolved and distributed the Shares previously held by it to its members resulting in 48,595 Shares previously held by Pinecrest being held by an entity controlled by Michael R. Milken and 9,719 Shares previously held by Pinecrest being held by an entity controlled by irrevocable trusts for the benefit of the children of Lowell J. Milken.
          In February 2006, Blueridge was dissolved and the Shares previously held by it were distributed to its members resulting in an aggregate of 236,650 Shares previously held by Blueridge being held by entities controlled by Michael R. Milken and an aggregate of 87,528 Shares previously held by Blueridge being held by entities controlled by Lowell J. Milken.
          In December 2006, an entity controlled by Michael R. Milken sold warrants to purchase 42,438 Shares for an aggregate sales price of $424.38.
          On June 1, 2007, all of the 586,385 Distributed Shares and Warrants to purchase 17,342 Shares were contributed to Round Ridge in exchange for a pro rata ownership interest in Round Ridge.
          Michael R. Milken and Lowell J. Milken are the managers of Round Ridge, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be owned by Round Ridge. As such, Michael R. Milken and Lowell J. Milken each may be deemed to beneficially own all of the Shares beneficially owned by Round Ridge (including Warrants). Immediately prior to the Sale Transaction, such Shares represented approximately 10.5% of the Outstanding Shares (as defined below).
          On June 1, 2007, pursuant to a Securities Purchase Agreement dated as of June 1, 2007, between Round Ridge and 0792725 B.C. Ltd., a copy of which is filed herewith as Exhibit 3 and is incorporated herein by reference, Round Ridge sold all of its 586,385 Shares for aggregate consideration of $1,055,493 (the “Sale Transaction”).
          Following the Sale Transaction, Round Ridge held Warrants to purchase 17,342 Shares, which represent less than 0.1% of the Outstanding Shares and as a result, the obligations of the Reporting Persons to file reports on Schedule 13D with respect to the Shares has ceased.
          The percentage ownership of the Shares is calculated in this Schedule 13D assuming 5,729,107 Shares are outstanding (as reported by the Issuer as outstanding as of December 31, 2006, as reported in the Issuer’s Form N-CSR filed with the Commission on April 19, 2007) plus, for each Reporting Person which beneficially holds Warrants, the number of Shares issuable upon exercise of the Warrants beneficially owned by such Reporting Person (the “Outstanding Shares”).
          Except as described in this Amendment No. 2, none of the Reporting Persons has effected transactions in the Shares (or the Warrants) in the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Pursuant to an Agreement dated as of June 1, 2007 (the “Agreement”), by and among the Issuer, YaYa Media, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, Ronald J. Tassinari, and Round Ridge and the other parties named therein (the “Holders”), pursuant to which (a) the Holders agreed to cancel the April 16, 2003 Note (as defined in the Agreement), and (b) the Voting Agreement (as defined in the Agreement) was terminated and all of the shares of Common Stock subject to the Voting Agreement were released from all restrictions under the Asset Purchase Agreement (as defined in the Agreement), the Voting Agreement and any other agreement. The Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.
          Pursuant to a Securities Purchase Agreement dated as of June 1, 2007, between Round Ridge and 0792725 B.C. Ltd., Round Ridge sold all of its 586,385 Shares for aggregate consideration of $1,055,493. The Purchase Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference,
Item 7. Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of June 4, 2007

Exhibit 2:	Agreement dated as of June 1, 2007, by and among the Issuer, YaYa Media, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, and the other parties named therein

Exhibit 3:	Securities Purchase Agreement dated as of June 1, 2007, by and between Round Ridge LLC, a Delaware limited liability company, and 0792725 B.C. Ltd., a British Columbia company
[Signature Page Follows]

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 4, 2007	Round Ridge LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron,
Its: Secretary

Dated: June 4, 2007
/s/ Michael R. Milken

Michael R. Milken,
an individual

Dated: June 4, 2007
/s/ Lowell J. Milken

Lowell J. Milken,
an individual

Exhibit Index
EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated as of June 4, 2007

Exhibit 2:	Agreement dated as of June 1, 2007, by and among the Issuer, YaYa Media, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, and the other parties named therein

Exhibit 3:	Securities Purchase Agreement dated as of June 1, 2007, by and between Round Ridge LLC, a Delaware limited liability company, and 0792725 B.C. Ltd., a British Columbia company